Exhibit I - Proposed Form of Notice


Allegheny Energy, Inc. et al.  (70-10100)

          Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, L.L.C. ("AE Supply"), a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this Amendment pursuant to sections 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 46, 52 and 54 under the Act, seeking relief from the Securities and Exchange Commission's (the "Commission") requirement that they maintain a common equity ratio of at least 30 percent after December 31, 2003. Applicants also seek a continuation of the authorizations, financing parameters, and other terms and conditions set forth in their current financing authorizations under the Act.